Invest in See You Then Film

Join the new film by SXSW and LA Film Festival Award Winners

VANISHINGANGLE.COM LOS ANGELES CALIFORNIA



We feel this is a story that needs to be told now, when trans and Asian representation is reaching new heights. Our desire is to tell stories which allows minorities to see themselves on the screen. It is our most personal story, one that hasn't been told on screen before.

Mari Walker Director/Co-Writer @ See You Then Film

OVERV
STORY
INVES
Q&A

Why you may want to invest in us...

1. Mari Walker is a Kerry and Los Angeles Film Festival award-winning filmmaker of THE SOUL OF A TREE and SWIM
2. The team behind SEE YOU THEN has made over 400K so far by Self-Distributing THUNDER ROAD in 2018-2019 alone
3. Our team collectively has worked on over 50 projects, been accepted into over 300 film festivals and won over 90 awards
4. We are at the forefront of social change with a group of filmmakers who aim to authentically represent that community with a fresh voice
5. An early film in the trans filmmaking movement, following on the success of film and television projects like POSE, EUPHORIA, and TANGERINE
6. Our project taps Asian-American spending power, which rose to $1.0 trillion in 2018 -- 81% also subscribe to at least one SVOD platform

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Mari Walker
Director/Co-Writer
Mari Walker won the 2017 LA Film Festival Audience Award for SWIM and has over ten years of experience in the film industry

Matt Miller
Executive Producer
A founding member of Vanishing Angle, Matt has produced and distributed 10 feature films and worked on over a 100 film productions

Kristen Uno
Producer/Co-writer
Kristen Uno line produced ANYWHERE WITH YOU, which premiered at Cannes 2018 and also produced the online pilot I'M F.I.N.E.

SEE MORE

SEE YOU THEN

The Story

Kris and Naomi haven't seen each other since college. Over the course of one night, they engage in a series of increasingly intimate conversations until a shocking revelation sends everything spiraling out of control.

This intimate character study explores motherhood, femininity, and the intersection of personal life with art.

Our Audience

See You Then will engage audiences who love Richard Linklater's *Before Trilogy*, the films of Hirokazu Kore-Eda and Barry Jenkins. Our immersive cinematography and layered character studies will draw audiences into the conflicted emotional state of our leads.

Trans and Asian-American narratives are taking the spotlight at both the box office and film festivals, finding mainstream appeal and a passionate built-in audience. Movies like *Crazy Rich Asians*, *Always Be My Maybe* and *The Farewell* have capitalized on this previously untapped market. Similarly, stories centered around trans characters have found great success -- both on television with *Orange is the New Black* and *Pose*; and in movies such as *A Fantastic Woman and Tangerine*.

Our target audience combines these two vibrant demographics, while also speaking authentically to a larger audience.



Still Walking
IN THE MOOD FOR LOVE
MOONLIGHT
The Before Trilogy

We will maintain a strong presence on Facebook, Instagram, Twitter and YouTube, in order to connect to audiences. We will also engage with college groups and focus on urban markets with strong LGBTQIA+ and Asian-American presences like San Francisco, Los Angeles, Seattle, New York, Austin and Boston.

Our Business Plan

Our financing will go entirely towards the production of this film; our locations, camera, crew, and cast. Vanishing Angle will bring their expertise and industry relationships to the project, ensuring that we have the best possible festival run, release, and distribution.

Mari will be editing the project out of the Vanishing Angle offices and our contracts are organized to give investors privileged returns so that they will see their complete ROI before our team sees a dollar.

If the film comes in under budget, the remaining funds will be rolled into the digital marketing of the film, to maximize our festival premiere and the release of the film.



Mari directing on the set of Swim

Director's Statement

In 2014, I came out to my parents as trans. My dad offered some cautionary advice, saying that even if I transitioned, all of my personal issues wouldn't suddenly disappear. At the time I didn't want to believe him, but today his words ring true. Despite all of the positive effects transitioning has had on my life, I'm still a people pleaser, a workaholic, and someone who continues to struggle with body dysmorphia and depression.

Much of *See You Then* is born out of my personal experiences. For years, the guilt of leading-on my exes plagued me. At the time, it felt like those relationships were a life-line, a way to consider myself "normal." Maybe — I told myself — maybe if I kept that relationship going and had a family, then that would prevent me from going down the path to my true self. Ultimately, that fantasy ended and a different sort of guilt and depression began to set in— the guilt and depression of never having my own family.

Children are an important part of my life and having grandchildren has always been a big dream of my parents. Choosing to transition meant that my chances of having children significantly dropped. It took me many years to admit that this was a possibility.

All of these thoughts were rolling around in my head as I began to conceptualize *See You Then*. The characters of Kris and Naomi slowly took shape, and I truly fell in love with them. For all of their insecurities and failings, these women are undeniably human.

See You Then centers around the universal truth that no matter how much we change, part of us will always remain the same.

- Mari Walker, Director & Co-Writer

Our Films

Our team has made a number of short and feature films, which have screened at major film festivals around the world and been released independently and through distribution companies like IFC Midnight and The Orchard. Please enjoy them here:

Thunder Road & The Beta Test: Two Vanishing Angle Case Studies



SXSW 2018 FILM FESTIVAL
THUNDER ROAD
THUNDER ROAD
Critics Consensus
Thunder Road deftly balances emotionally affecting drama against bruising comedy - and serves as an outstanding calling card for writer-director-star Jim Cummings.
97%
96%
TOMATOMETER
Total Count: 69
AUDIENCE SCORE
User Ratings: 1,081
MORE INFO

Our production company Vanishing Angle produced, marketed, and distributed the feature film *Thunder Road*, which has made over **$400,000** in its first year alone through self-distribution, doubling its budget in ticket sales during its first two weeks in French cinemas. The film also had a successful festival run, winning the Grand Jury Prize at South by Southwest in 2018, screening at the prestigious Cannes Film Festival, and winning awards at film festivals internationally.



The Beta Test crew filming in downtown Los Angeles

Vanishing Angle's next film *The Beta Test* raised **$350,000** through Wefunder this summer, reinforcing the power of connecting to an audience directly for investment. The film is currently in production with an expected completion date in 2020.

The success of raising investment funds through WeFunder has inspired the team of *See You Then* to return to the platform.

Investor Q&A

– COLLAPSE ALL

What does your company do?

See You Then is a relationship study told through the lens of film with strong market appeal across multiple demographics and a producing team with a history of creating award-winning, innovative content.

Where will your company be in 5 years?

We hope to have a global theatrical, digital, and streaming release of See You Then. Director Mari Walker is also signed to direct another feature film in 2020 and we have additional films in development.

Why did you choose this idea?

We feel this is a story that needs to be told now, when trans and Asian representation is reaching new heights. Our desire is to tell stories which allows minorities to see themselves on the screen. It is our most personal story, one that hasn't been told on screen before.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Trans and Asian representation are reaching new heights, providing us with a unique moment to tell a new story from a fresh voice. Our film focuses on the shared humanity of these individuals rather than individual facets of their identity.

Who are your competitors? Who is the biggest threat?

Our greatest competitor is people's attention. With so many different streaming services and a record amount of movies arriving in theaters each year, unique stories must be created to attract attention. Our film tells this story with a diverse cast, filmed with the best possible cameras and a high production value.

What do you understand that your competitors don't?

Having spent a number of years in close contact with a series of films that have been independently released outside of distribution companies, our team has the experience and resources to release a film both independently or sold to a larger studio. Many filmmakers are or unprepared for the eventual release of their film, however our team is keenly aware of the risks and rewards that come with every step of the filmmaking process, from prep to the eventual release.

How will you make money?

We will make our income from securing a solid distribution deal, as that will lead to maximum exposure for the film. However, given the nature of indie film distribution, we are fully prepared to release the film independent of studios and mini-majors. Vanishing Angle has self-distributed the majority of their projects and made their income from deals with distributors in foreign territories for Theatrical, Digital, and Blu-Ray releases while releasing the film across platforms domestically.

Why do you love being able to include fans in the process of filmmaking?

Not only is it essential these days to start building an audience for your film, but it also engages those audience members and allows them to be a part of the filmmaking process. The actual act of making a film can still be a mysterious process, and by making a film that's financed by the audience itself we can give them a window into the making of a film from start to finish. That additional involvement from the audience is often what's pushed

other films to major success.

What keeps you up at night?

Coffee.

How big is the market?

There will be a large market between the LGBTQIA and Asian American communities.